Exhibit 12
MONSANTO COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)(2)
(Dollars in millions)

	Three Months Ended Nov. 30,	Year Ended Aug. 31,
	2013	2013	2012	2011	2010	2009
EARNINGS:
Income from Continuing Operations Before Income Taxes	$516	$3,429	$2,988	$2,374	$1,490	$2,918
Add:
Fixed charges	73	246	257	234	227	178
Equity affiliate income — net	3	(15)	(10)	(21)	(16)	(17)
Amortization of capitalized interest	4	16	15	15	14	13
Less:
Capitalized interest	(7)	(23)	(21)	(22)	(25)	(34)
Earnings available for fixed charges	$589	$3,653	$3,229	$2,580	$1,690	$3,058
FIXED CHARGES:
Interest expense(3)	$54	$176	$191	$172	$167	$107
Capitalized interest	7	23	21	22	25	34
Portion of rents representative of interest factor	12	47	45	40	35	37
Total fixed charges	$73	$246	$257	$234	$227	$178
Ratio of Earnings to Fixed Charges	8.07	14.85	12.56	11.03	7.44	17.18

(1)	Monsanto has not paid any preference security dividends and, therefore, has not included the ratio of combined fixed charges and preference security dividends to earnings for the relevant periods.

(2)	The operating results of the Dairy business has been conformed to discontinued operations presentation for all relevant fiscal years presented.

(3)	Includes amortization of deferred debt issuance costs and the interest component of the income tax provision.